Filed by Mackinac Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Mackinac Financial Corporation

Commission File No.: 333-198564

PENINSULA FINANCIAL CORPORATION

October 27, 2014

Dear Fellow Shareholders:

As you may have heard, Peninsula Financial Corporation has entered into an agreement to merge with Mackinac Financial Corporation.  This transaction was announced in July, but cannot proceed without regulatory and shareholder approval.  That’s why you are receiving this letter.  You will receive, if you have not already, a large packet of information in the mail.  This will be the Proxy Statement/Prospectus which discusses the proposed transaction in extensive detail.  This is a robust document that’s required to comply with various legal requirements.  The second page of this letter summarizes the proposed transaction, including what you will receive as a Peninsula shareholder, but you should refer to the full Proxy Statement/Prospectus for a complete discussion of the merger.

It is very important that you take time to read these materials and vote.  While we, as directors, voted unanimously to approve the transaction, and, along with our largest shareholders, have signed agreements promising to vote “FOR” the transaction, we cannot complete the proposed merger unless at least 75% of our outstanding shares vote in favor of the transaction.  Your vote is important.  If you do not vote, it is the same as voting no.

Please follow the instructions in the Proxy Statement/Prospectus carefully.  In addition to returning your Proxy, you will need to return your Election Form and deliver your Stock Certificate.  If you are unable to locate your stock certificate or have questions, please feel free to contact the Bank’s Interim President, Terry Garceau, at (906) 485-6333 or any of us directly. Thank you very much for your continued support of Peninsula Financial Corporation and The Peninsula Bank.

Stephen Balbierz (906) 362-1210	Dr. Lloyd J. Hooper (906) 486-8053	William E. Stream (906) 486-9677

Robert C. DellAngelo, M.D. (906) 361-0969	John R. Jilbert (906) 360-8666	Thomas J. Farley (906) 362-9011

James A. Penrose (906) 486-9721

DEAL HIGHLIGHTS

(Read Proxy Statement/Prospectus for Details)

Structure

The merger is structured such that Peninsula Financial Corporation (the holding company) will be merged with and into Mackinac Financial Corporation, and then subsequent to the merger of the holding companies, The Peninsula Bank will be merged with and into mBank, a wholly-owned subsidiary of Mackinac.  The combined bank will operate under the mBank name and charter.

What You Get

You will have the opportunity to receive from Mackinac either (i) $46.13, or (ii) 3.4296 shares of Mackinac common stock for each share of Peninsula stock you own, plus a special dividend described below.  Mackinac’s common stock trades publicly on the NASDAQ under the ticker symbol MFNC.  The total cash amount Mackinac will pay to Peninsula shareholders may not exceed 35% of the overall purchase price paid by Mackinac.  This means that if, in the aggregate, Peninsula shareholders opt for cash in an amount over 35% of the purchase price, they will be required to receive a portion of their consideration in Mackinac stock on a pro rata basis instead.

In addition to the consideration to be paid by Mackinac, Peninsula shareholders will also receive a special cash dividend for any adjusted shareholders’ equity in excess of $10.5 million.  The amount of this dividend will be calculated shortly before closing.  As of today, we anticipate that the dividend will be between $6.1 million and $6.4 million (or, about $21 or $22 per share).  This estimate is based on our equity as of June 30, 2014, with subsequent adjustments to reflect one-time merger-related expenses, normal operating losses, and the resolution of certain litigation.

Benefits

We believe that the proposed merger allows you the chance to convert your privately traded shares of Peninsula into publicly-traded shares of the combined company, a company that we believe would have better future prospects than Peninsula was likely to achieve on a stand-alone basis or through other strategic alternatives.  At the same time, the structure allows you to elect to receive cash for some (or possibly all) of your shares.  Finally, regardless of the stock/cash mix received from Mackinac, each Peninsula shareholder will receive a cash dividend in conjunction with the transaction.   The combined value for each Peninsula share represents a premium over both the company’s current book value and a recent independent valuation.

Advice

To the extent you have questions regarding the effect of the proposed transaction on your personal financial situation, we urge you to consult your accountant or tax professional.

Forward-Looking Statements

This document includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in Mackinac’s filings with the SEC.  The revenues, earnings and business prospects of Mackinac, Peninsula and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties.  These risks and uncertainties include, among other things, risks and uncertainties with respect to the ability of Peninsula, Mackinac, and the combined company to: respond to actual or potential competitors; realize expected benefits of the merger; realize growth opportunities; maintain or expand their respective and combined customer bases; reduce operating costs; generate cash; continue to pay dividends, and successfully implement and realize the expected benefits of various programs, initiatives and goals; anticipate and respond to changes in economic conditions generally or in the markets and geographic areas that they serve; and to address adverse effects of the changing banking industries.

Important Additional Information

This communication is being made in respect of the proposed merger between Peninsula and Mackinac and related matters involving Peninsula and Mackinac.  In connection with the proposed transaction, Mackinac has filed with the SEC and the SEC has declared effective a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials.  You have received or shortly will receive the final definitive joint proxy statement/prospectus. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Registration Statement, proxy statement/prospectus and other documents containing important information about Mackinac and Peninsula, through the website maintained by the SEC at www.sec.gov.  Copies of the documents filed with the SEC by Mackinac are available free of charge on Mackinac’s website at www.bankmbank.com under the tab “MFNC Investor Relations,” and then under the tab “SEC Filings.”

We may be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of Peninsula. The interests of our directors and officers in the proposed transaction are disclosed in the proxy/statement prospectus you have received or will receive.  Free copies of these documents may also be obtained as described in the preceding paragraph.